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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 02549


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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               TELCO SYSTEMS, INC.
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             (Exact name of registrant as specified in its charter)


               Delaware                                          94-2178777
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(State of incorporation or organization)                       (IRS Employer
                                                             Identification No.)


63 Nahatan Street, Norwood, Massachusetts                          02062
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(Address of principal executive offices)                         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------

                                  None.



Securities to be registered pursuant to Section 12(g) of the Act:

                           Rights to Purchase Series A
                    Participating Cumulative Preferred Stock
                    ----------------------------------------
                                (Title of Class)
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Item 1. Description of Securities to be Registered.

                  On February 19, 1997, the Board of Directors of Telco Systems, Inc. (the "Company") distributed one Right for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Stock"). The Rights will be issued to the holders of record of Common Stock outstanding on February 19, 1997, and with respect to Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series A Participating Cumulative Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $50.00 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of February 19, 1997 (the "Rights Agreement"), between the Company and Bank of Boston, as Rights Agent (the "Rights Agent").

                  Until the earlier of (i) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of an amount equal to or greater than such person's or group's Ownership Threshold (as defined below) of the outstanding Capital Shares (as defined below) (such person or group being an "Acquiring Person"), and (ii) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Capital Shares which could result in such person or group becoming the beneficial owner of an amount equal to or greater than such person's or group's Ownership Threshold (as defined below) of the outstanding Capital Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Capital Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Capital Shares.

         The definition of "Acquiring Person" under the Rights Agreement does not include (i) Kopp Investment Advisors, Inc. ("KIA") for so long as KIA qualifies to report its beneficial ownership of Capital Shares on Schedule 13G under the Securities and Exchange Act of 1934 or (ii) affiliates or associates of KIA that have acquired Capital Shares in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the Company. According to a Schedule 13G dated as of January 30, 1997 filed by KIA and its affiliates, KIA and such affiliates owned approximately 43.5% of the Capital


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Shares as of such date.

                  "Capital Shares", when used with reference to the Company prior to a business combination, shall mean the shares of Common Stock or any other shares of capital stock of the Company into which the Common Stock shall be reclassified or changed.

                  "Ownership Threshold" means, with respect to any person, the beneficial ownership of the greater of (i) 15% of the Capital Shares at any time outstanding or (ii) the percentage of the aggregate of the outstanding Capital Shares beneficially owned by such person on the date the Rights Plan is implemented, plus in the case of this clause (ii) 1% of the Capital Shares outstanding on such date. A person will not be deemed to beneficially own any Capital Shares solely by virtue of the receipt by such person of a revocable proxy or consent given to such person pursuant to a definitive proxy statement filed with the Securities and Exchange Commission and otherwise in accordance with the rules and regulations under the Securities Exchange Act of 1934.

                  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Capital Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Stock originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

                  The Rights are not exercisable until the Distribution Date and will expire on February 19, 2007 (the "Expiration Date") unless earlier redeemed by the Company as described below.

                  The number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Capital Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Capital Shares or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Capital Shares or Preferred Shares, as the case may be (other than distribution of the Rights or regular quarterly cash dividends) or otherwise.


                  The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-hundredth


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(1/100th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-hundredth (1/100th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

                  At such time as there is an Acquiring Person, the Rights will entitle each holder (other than such Acquiring Person (or any affiliate or associate of such Acquiring Person)) of a Right to purchase, for the Purchase Price, that number of one one-hundredths (1/100ths) of a Preferred Share equivalent to the number of Capital Shares which at the time of such event would have a market value of twice the Purchase Price.

                  In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

                  Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an


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Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

                  At any time after a person or a group becomes an Acquiring Person, the Board of Directors of the Company may exchange all or part of the then outstanding Rights (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that otherwise would have been issuable to the holder of each Right upon exercise thereof. The Board of Directors of the Company may also issue, in substitution for Preferred Shares, Common Stock having an equivalent market value to the Preferred Shares if, at such time, the Company has a sufficient number of Common Stock issued but not outstanding or authorized but unissued.

                  At any time prior to the earlier of (i) such time as a person becomes an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Stock or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price").

                  Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made


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which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date.

                  The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination pursuant to certain all-cash tender offers for all outstanding Capital Shares or with a third party approved by the Board of Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

                  The Rights Agreement specifying the terms of the Rights, the Certificate of Designation of the Preferred Shares specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.


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Item 2.           Exhibits.

         1. Rights Agreement dated as of February 19, 1997, between Telco Systems, Inc. and Bank of Boston, as Rights Agent.

         2. Form of Certificate of the Voting Powers, Preferences and Relative, Participating, Optional and other Special Rights, Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Telco Systems, Inc. (which is attached as Exhibit A to the Rights Agreement filed as Exhibit 1 hereto).

         3. Form of Right Certificate (which is attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).


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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                TELCO SYSTEMS, INC.



Dated:  February 19, 1997                       By:   /s/ William B. Smith
                                                     ---------------------------
                                                     Dr. William B. Smith
                                                     President and
                                                     Chief Executive Officer


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